UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 May 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MEDIA RELEASE

12 May 2008

Telecom increases standby credit facility to NZ$800 million

Telecom New Zealand CFO Russ Houlden said today the company had signed a new
NZ$800 million committed standby facility with its bankers.

The new NZ$800 million facility replaces the previous US$500 million facility and gives the company significantly more financial flexibility should Telecom
New Zealand need this.

“The fact that, in the middle of a credit crisis, we can sign a facility which is bigger than before and on favourable terms shows the confidence the banking community has in Telecom’s financial strength,” Mr Houlden said.

“We are fortunate that we do have a strong balance sheet and our liquidity position should remain strong at a time when others may struggle to cope with the effects of the credit crisis.’’

Mr Houlden said that shareholders, credit rating agencies and bondholders would be pleased that Telecom had increased the facility limit.

For further information please call:

Phil Love
027 244 8496

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 12 May 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary